Exhibit 99.1

voxeljet AG Announces Exercise of Over-Allotment Option of Capital Increase

Friedberg, 1 November 2018

voxeljet AG (WKN: A1W556 / ISIN: US92912L1070 / Ticker: VJET / New York Stock Exchange) today announced the exercise of the underwriter’s over-allotment option and, as a consequence, increased its capital through the partial use of its authorised capital approved by the ordinary shareholders at a meeting held on 30 May 2018, from EUR 4,692,000 by EUR 144,000 to EUR 4,836,000. The shares issued in connection with the over-allotment option represent the second tranche of the previously announced capital increase; the first tranche closed on 22 October 2018. In conjunction with the over-allotment tranche of the capital increase, the company is issuing 144,000 new registered ordinary shares with attached dividend entitlements for the financial year 2018, offered in the form of 720,000 American Depositary Shares ("ADSs") at a price of USD 2.57 per ADS. This equals EUR 11.17 per ordinary share (based on the exchange rate as of the close of business in New York on the pricing date), since each ADS represents one-fifth of an ordinary share. The ADSs are listed on the New York Stock Exchange.

The gross proceeds from this tranche of the capital increase amount to approximately USD 1.9 million (EUR 1.6 million), bringing the total gross proceeds from the capital increase to approximately USD 14.4 million (EUR 12.5 million). The company will receive the proceeds from the capital increase, less estimated underwriting discounts and commissions and estimated offering expenses. The company intends to use the net proceeds for general corporate purposes.

Important Additional Information

This announcement is for informational purposes only. It is neither an offer to buy, sell, exchange or transfer securities nor a solicitation to submit an offer to purchase securities of voxeljet AG in the United States of America, Germany or any other country. Neither this announcement nor its contents may be distributed in connection with any offer in any country.

This announcement is neither an advertisement nor a prospectus and does not constitute a recommendation with respect to the securities described in this announcement.

A registration statement relating to the ordinary shares has been filed with the U.S. Securities and Exchange Commission (SEC) and has become effective. The prospectus in the registration statement, the related prospectus supplement and the other documents that voxeljet AG files with the SEC contain information about voxeljet AG and the capital increase. You may obtain the preliminary prospectus supplement for the capital increase, the registration statement and the other documents for free by visiting EDGAR on the SEC’s website located at www.sec.gov. Copies of the preliminary prospectus supplement and accompanying prospectus may also be obtained from voxeljet AG, Paul-Lenz-Straße 1a, 86316 Friedberg, Germany, Attention: Investor Relations Department, or by calling +49 821 7483 100.

Forward-Looking Statements

To the extent this document contains forward-looking statements, such statements are not statements of fact and are made using words such as "expect", "believe", "estimate", "intend", "strive", "assume" and similar expressions. These statements are an expression of the intentions, views or current expectations and assumptions of voxeljet AG and are based on current plans, estimates and forecasts made by voxeljet AG on the basis of its best knowledge, but do not constitute any statement with respect to their future accuracy. You should not place undue reliance on these statements. voxeljet AG cannot provide assurances that the matters described in this press release will be successfully completed. Forward-looking statements are subject to risks and uncertainties, which are usually difficult to predict and ordinarily not in the domain of influence of voxeljet AG. These risks and other factors are discussed in more detail in the company’s public filings with the Securities and Exchange Commission. It should be noted that actual events or developments could materially differ from the events and developments described or included in the forward-looking statements. Statements made herein are as of the date hereof and should not be relied upon as of any subsequent date. The company disclaims any obligation to update any forward-looking statements except as may be required by law.